Filed Pursuant to Rule 253(g)(2)

File No. 024-12281

SUPPLEMENT NO. 1 DATED AUGUST 16, 2023

TO THE OFFERING CIRCULAR DATED JUNE 26, 2023

MASTERWORKS 289, LLC

This Supplement No. 1 dated August 16, 2023 (this “Supplement”), supplements the Offering Circular of Masterworks 289, LLC dated June 26, 2023, which forms an integral part of the offering statement on Form 1-A originally filed by us with the Securities and Exchange Commission on June 14, 2023 and qualified on June 22, 2023, as may be further amended and supplemented (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement is solely to reflect the fact that, due to an invoicing error, certain amounts in the Offering Circular were reflected incorrectly. This invoicing error results in the following changes to the amounts in the Offering Circular:

●	a decrease in the U.S. dollar denominated purchase price of the Painting of $36,622.30, from $924,008.80 to $887,386.50;
●	a decrease in the aggregate offering size of 2,050 Class A ordinary shares, from 51,300 Class A ordinary shares to 49,250 Class A ordinary shares;
●	a reduction in the aggregate offering size of $41,000, from $1,026,000 to $985,000; and
●	a reduction in the expense allocation payable to Masterworks of $4,377.70, from $101,991.20 to $97,613.50.

Except as set forth in this Supplement, the Offering Circular remains unchanged.